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                                  Exhibit 11.1

                                   P-COM, INC.

                       COMPUTATION OF NET INCOME PER SHARE
                    (This information is disclosed in note 1 of the "Notes to Financial Statements".)

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Exhibit 6.    This Exhibit should be read with "Summary of Significant
              Accounting Policies - Pro Forma Net Income (Loss) Per Share" in
              Note 1 of the Notes to Financial Statements.